# Dreyfus Florida Municipal Money Market Fund

Seeks current income exempt from federal income tax by investing in short-term, high quality municipal obligations

**PROSPECTUS** April 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

# Contents

## The Fund

## Your Investment

## For More Information

*See back cover.*

Dreyfus Florida Municipal Money Market Fund

Ticker Symbol: **DFMXX**

# The Fund



## GOAL/APPROACH

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. As a money market fund, the fund is subject to strict federal requirements and must maintain an average dollar-weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less.

To pursue this goal, the fund normally invests at least 80% of its net assets in short-term, high quality municipal obligations that provide income exempt from federal personal income tax and which enable the fund's shares to be exempt from the Florida intangible personal property tax. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

Although the fund seeks to provide income exempt from federal income tax and Florida intangible personal property tax, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund temporarily may invest in high quality, taxable money market instruments and/or municipal obligations that pay income exempt only from federal income tax, but which may subject the fund's shares to the Florida intangible personal property tax, including when the fund manager believes that acceptable Florida municipal obligations are unavailable for investment.

### Concepts to understand

**Money market fund:** a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

**Municipal obligations:** debt securities that provide income free from federal income tax, and state income tax if the investor lives in the issuing state. Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



## MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- Florida's economy and revenues underlying its municipal obligations may decline
- the fund's portfolio securities may be more sensitive to risks that are specific to investing primarily in a single state

Derivative securities, such as structured notes, can be volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

### Concepts to understand

**Credit rating:** a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner.

An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating still has a strong capacity to make all payments, although the degree of safety is somewhat less.

Generally, the fund is required to invest its assets in securities with the highest or second-highest credit rating or the unrated equivalent as determined by Dreyfus.



## PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 3.03 | 3.14 | 2.95 | 2.76 | 3.58 | 2.38 | 1.03 | 0.58 | 0.69 | 1.91 |
| 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 | 04 | 05 |

| | | |
|---|---|---|
| **Best Quarter:** | **Q2 '00** | **+0.92%** |
| **Worst Quarter:** | **Q3 '03** | **+0.10%** |

Average annual total returns *as of 12/31/05*

| 1 Year | 5 Years | 10 Years |
|---|---|---|
| **1.91%** | **1.32%** | **2.20%** |

For the fund's current yield, call toll-free:
**1-800-645-6561.**

## What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



# EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

## Fee table

**Annual fund operating expenses**
*% of average daily net assets*

| | |
|---|---|
| Management fees | 0.50% |
| Shareholder services fee | 0.02% |
| Other expenses | 0.08% |
| **Total** | **0.60%** |

## Expense example

| 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|
| **$61** | **$192** | **$335** | **$750** |

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

## Concepts to understand

**Management fee:** the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

**Shareholder services fee:** a fee of up to 0.25% used to reimburse the fund's distributor for shareholder account service and maintenance.

**Other expenses:** fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



## MANAGEMENT

### Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.50% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's annual report for the fiscal year ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

### Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any shareholder services fees or other expenses paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

### Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



## FINANCIAL HIGHLIGHTS

This table describes the fund's performance for the fiscal periods indicated. "Total Return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| | Five Months Ended November 30, 2005[1] | Year Ended June 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment operations: Investment income – net | .009 | .013 | .005 | .008 | .015 | .033 |
| Distributions: Dividends from investment income – net | (.009) | (.013) | (.005) | (.008) | (.015) | (.033) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total Return (%) | 2.03[2] | 1.26 | .49 | .82 | 1.46 | 3.34 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .60[2] | .60 | .61 | .63 | .62 | .64 |
| Ratio of net expenses to average net assets | .60[2] | .59 | .60 | .60 | .59 | .60 |
| Ratio of net investment income to average net assets | 2.06[2] | 1.27 | .49 | .80 | 1.43 | 3.26 |
| Net assets, end of period ($ x 1,000) | 400,684 | 332,629 | 312,129 | 265,683 | 215,333 | 219,044 |

[1] The fund has changed its fiscal year end from June 30 to November 30.

[2] Annualized.

# Your Investment



## ACCOUNT POLICIES

### Buying shares

**You pay no sales charges** to invest in this fund. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of 12:00 noon Eastern time on days the New York Stock Exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. The fund's portfolio securities are valued based on amortized cost, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted for discounts or premiums reflected in their purchase price. This method of valuation is designed to enable the fund to price its shares at $1.00 per share. Because the fund seeks tax-exempt income, it is not recommended for purchase in IRAs or other qualified retirement plans.

### Concepts to understand

**Net asset value (NAV):** a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

When calculating its NAV, the fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents, which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

### Minimum investments

|  | Initial | Additional |
|---|---|---|
| **Regular accounts** | $2,500 | $100 |
| **Dreyfus automatic investment plans** | $100 | $100 |

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

### Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies and fees may be different than those described herein. Banks, brokers, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your financial institution for further information.

## Selling shares

**You may sell (redeem) shares at any time.** Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

**Before selling or writing a check** against shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares
- the fund will not honor redemption checks, or process wire, telephone, online or Dreyfus TeleTransfer redemption requests, for up to eight business days following the purchase of those shares

### Limitations on selling shares by phone or online through www.dreyfus.com

| Proceeds sent by | Minimum phone/online | Maximum phone/online |
|---|---|---|
| **Check**\* | **no minimum** | **$250,000** *per day* |
| **Wire** | **$1,000** | **$500,000** *for joint accounts every 30 days/* **$20,000** *per day* |
| **Dreyfus TeleTransfer** | **$500** | **$500,000** *for joint accounts every 30 days/* **$20,000** *per day* |

\* *Not available online on accounts whose address has been changed within the last 30 days.*

### Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

**A signature guarantee** helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

### General policies

**Unless you decline teleservice privileges** on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

**Money market funds generally** are used by investors for short-term investments, often in place of bank checking or savings accounts, or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the fund has not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds, which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

**The fund also reserves the right to:**

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions, excessive trading or during unusual market conditions)
- "redeem in kind," or make payments in portfolio securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

The fund may also process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.

### Small account policies

To offset the relatively higher costs of servicing smaller accounts, the fund charges regular accounts with balances below $2,000 an annual fee of $12. The fee will be imposed during the fourth quarter of each calendar year.

The fee will be waived for: any investor whose aggregate Dreyfus mutual fund investments total at least $25,000; accounts participating in automatic investment programs; and accounts opened through a financial institution.

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 30 days, the fund may close your account and send you the proceeds.



## DISTRIBUTIONS AND TAXES

**The fund earns dividends, interest** and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

**The fund anticipates** that virtually all dividends paid to you will be exempt from federal income tax, and that its shares will be exempt from the Florida intangible personal property tax. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

**The tax status of any distribution** generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

**If you buy shares of a fund** when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



## SERVICES FOR FUND INVESTORS

### Automatic services

**Buying or selling shares automatically** is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

#### For investing

| | |
|---|---|
| **Dreyfus Automatic Asset Builder®** | For making automatic investments from a designated bank account. |
| **Dreyfus Payroll Savings Plan** | For making automatic investments through a payroll deduction. |
| **Dreyfus Government Direct Deposit Privilege** | For making automatic investments from your federal employment, Social Security or other regular federal government check. |
| **Dreyfus Dividend Sweep** | For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs). |

#### For exchanging shares

| | |
|---|---|
| **Dreyfus Auto-Exchange Privilege** | For making regular exchanges from one Dreyfus fund into another. |

#### For selling shares

| | |
|---|---|
| **Dreyfus Automatic Withdrawal Plan** | For making regular withdrawals from most Dreyfus funds. |

### Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial advisers can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

### Checkwriting privilege

**You may write redemption checks** against your account in amounts of $500 or more. These checks are free; however, a fee will be charged if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not post-date your checks or use them to close your account.

### Exchange privilege

**You can exchange shares worth $500 or more** from one Dreyfus fund into another. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

### Dreyfus TeleTransfer privilege

**To move money between your bank account** and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

### Dreyfus Express® voice-activated account access

**You can easily manage your Dreyfus accounts,** check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

## INSTRUCTIONS FOR **REGULAR ACCOUNTS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

— In Writing

**TO OPEN AN ACCOUNT**

Complete the application.

Mail your application and a check to:
The Dreyfus Family of Funds
P.O. Box 55299, Boston, MA 02205-8553

**TO ADD TO AN ACCOUNT**

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
The Dreyfus Family of Funds
P.O. Box 105, Newark, NJ 07101-0105

**TO SELL SHARES**

Write a redemption check **or** write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55263, Boston, MA 02205-8501

— By Telephone

**TO OPEN AN ACCOUNT**

**Wire**  Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900118407
• the fund name
• your account number
• name(s) of investor(s)

Return your application with the account number on the application.

**TO ADD TO AN ACCOUNT**

**Wire**  Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900118407
• the fund name
• your account number
• name(s) of investor(s)

**Electronic check**  Same as wire, but insert "111" before your 14-digit account number.

**Dreyfus TeleTransfer**  Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

**TO SELL SHARES**

**Wire**  Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.

**Dreyfus TeleTransfer**  Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.

**Check**  Call us to request your transaction. A check will be sent to the address of record.

## Concepts to understand

**Wire transfer:** for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

**Electronic check:** for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

**1-800-645-6561**

Outside the U.S. 516-794-5452

Make checks payable to:
**The Dreyfus Family of Funds**

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

INSTRUCTIONS FOR **REGULAR ACCOUNTS** (continued)

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

 Online (www.dreyfus.com)

| | **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction. | **Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.<br><br>**Dreyfus TeleTransfer** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.<br><br>**Check** Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record. |

 Automatically

| **With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment.<br><br>**Without any initial investment** Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you. | **All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.<br><br>Be sure to maintain an account balance of $5,000 or more. |

# For More Information

**Dreyfus Florida Municipal Money Market Fund**

SEC file number: 811-7091

More information on this fund is available free upon request, including the following:

### Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

### Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

### Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.



To obtain information:

**By telephone**
Call 1-800-645-6561

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**By E-mail** Send your request to info@dreyfus.com

**On the Internet** Text-only versions of certain fund documents can be viewed online or downloaded from:

**SEC** http://www.sec.gov

**Dreyfus** http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

0741P0406

DREYFUS FLORIDA MUNICIPAL MONEY MARKET FUND

STATEMENT OF ADDITIONAL INFORMATION
APRIL 1, 2006

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of Dreyfus Florida Municipal Money Market Fund (the "Fund"), dated April 1, 2006, as the Prospectus may be revised from time to time.  To obtain a copy of the Fund's Prospectus, please call your financial adviser, write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit www.dreyfus.com, or call one of the following numbers:

Call Toll Free 1-800-645-6561
In New York City - Call 1-718-895-1206
Outside the U.S. - Call 516-794-5452

The Fund's most recent Annual Report and Semi-Annual Report to Shareholders are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the Annual Report are incorporated by reference into this Statement of Additional Information.

TABLE OF CONTENTS

Page

# DESCRIPTION OF THE FUND

The Fund is a Massachusetts business trust formed on March 12, 1992. The Fund is an open-end, management investment company, known as a money market mutual fund. As a municipal money market fund, the Fund invests in debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, and certain other specified securities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Obligations").

The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the Fund's investment adviser.

Dreyfus Service Corporation (the "Distributor") is the distributor of the Fund's shares.

## Certain Portfolio Securities

The following information supplements and should be read in conjunction with the Fund's Prospectus.

Florida Municipal Obligations. As a fundamental policy, the Fund normally invests at least 80% of the value of its net assets (plus any borrowings for investment purposes) in the Municipal Obligations of the State of Florida, its political subdivisions, authorities and corporations, and certain other specified securities, that provide income exempt from Federal income tax, and which enable the Fund's shares to be exempt from Florida intangible personal property tax (collectively, "Florida Municipal Obligations"). To the extent acceptable Florida Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other Municipal Obligations. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Obligations bear fixed, floating or variable rates of interest.

The yields on Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligation market, size of a particular offering, maturity of the obligation and rating of the issue.

Municipal Obligations include certain private activity bonds (a type of revenue bond), the income from which is subject to the alternative minimum tax (AMT). The Fund may invest without limitation in such Municipal Obligations if the Manager determines that their purchase is consistent with the Fund's investment objective.

Certain Tax Exempt Obligations. The Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

Derivative Products. The Fund may purchase various derivative products whose value is tied to underlying Municipal Obligations. The Fund will purchase only those derivative products that are consistent with its investment objective and policies and comply with the quality, maturity and diversification standards of Rule 2a-7 under the Investment Company Act of 1940, as amended (the "1940 Act"). The principal types of derivative products are described below.

(1) Tax Exempt Participation Interests. Tax exempt participation interests (such as industrial development bonds and municipal lease/purchase agreements) give the Fund an undivided interest in a Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. Participation interests may have fixed, floating or variable rates of interest, and are frequently backed by an irrevocable letter of credit or guarantee of a bank.

(2) Tender Option Bonds. Tender option bonds grant the holder of an option to tender an underlying Municipal Obligation at par plus accrued interest at specified intervals to a financial institution that acts as a liquidity provider. The holder of a tender option bond effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

(3) Custodial Receipts. In a typical custodial receipt arrangement, an issuer of a Municipal Obligation deposits it with a custodian in exchange for two classes of custodial receipts. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted and ownership changes. The other class's interest rate also is adjusted, but inversely to changes in the interest rate of the first class.

(4) Structured Notes. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, therefore, may not have an active trading market. When the Fund purchases a structured note, it will make a payment of principal to the counterparty. Some structured notes have a guaranteed repayment of principal while others place a portion (or all) of the principal at risk. The possibility of default by the counterparty or its credit provider may be greater for structured notes than for other types of money market instruments.

Ratings of Municipal Obligations. The Fund may invest only in those Municipal Obligations which are rated in one of the two highest rating categories for debt obligations by at least two rating organizations (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Fund's Board.

The average distribution of investments (at value) in Municipal Obligations by ratings for the fiscal year ended November 30, 2005, computed on a monthly basis, was as follows:

| Fitch Ratings ("Fitch") | or | Moody's Investors Service, Inc. ("Moody's") | or | Standard & Poor's Ratings Services ("S&P") | Percentage of Value |
|---|---|---|---|---|---|
| F-1+, F-1 | | VMIG 1, MIG 1, P-1 | | SP-1+, SP-1, A1+, A1 | 74.6% |
| AAA, AA, A | | Aaa, Aa, A | | AAA, AA. A | 9.5% |
| Not Rated | | Not Rated | | Not Rated | 15.9%[1] |
| | | | | | 100.0% |

If, subsequent to its purchase by the Fund, (a) an issue of rated Municipal Obligations ceases to be rated in the highest rating category by at least two rating organizations (or one rating organization if the instrument was rated by only one such organization) or the Fund's Board determines that it is no longer of comparable quality or (b) the Manager becomes aware that any portfolio security not so highly rated or any unrated security has been given a rating by any rating organization below the rating organization's second highest rating category, the Fund's Board will reassess promptly whether such security presents minimal credit risk and will cause the Fund to take such action as it determines is in the best interest of the Fund and its shareholders; provided that the reassessment required by clause (b) is not required if the portfolio security is disposed of or matures within five business days of the Manager becoming aware of the new rating and the Fund's Board is subsequently notified of the Manager's actions.

To the extent the ratings given by Moody's, S&P or Fitch (collectively, the "Rating Agencies") for Municipal Obligations may change as a result of changes in such organizations or their rating systems, the Fund will attempt to use comparable ratings as standards for its investments in accordance with the investment policies described in the Fund's Prospectus and

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[1] Included in the not rated category are securities comprising 15.9% of the Fund's market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the VMIG 1/MIG 1 rating category.

this Statement of Additional Information.  The ratings of the Rating Agencies represent their opinions as to the quality of the Municipal Obligations which they undertake to rate.  It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality.  Although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities and the creditworthiness of the issuers of such securities.

Taxable Investments.  From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable short-term investments ("Taxable Investments") consisting of:  notes of issuers having, at the time of purchase, a quality rating within the two highest grades of a Rating Agency; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-2 by Moody's, A-2 by S&P or F-2 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing.  Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors.  See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments.  If the Fund purchases Taxable Investments, it will value them using the amortized cost method and comply with the provisions of Rule 2a-7 relating to purchases of taxable instruments.  When the Fund has adopted a temporary defensive position, including when acceptable Florida Municipal Obligations are unavailable for investment by the Fund, in excess of 20% of the Fund's net assets may be invested in Taxable Investments.  Under normal market conditions, the Fund anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments.

Illiquid Securities.  The Fund may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective.  Such securities may include securities that are not readily marketable, such as securities subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice.  As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

Investment Techniques

The following information supplements and should be read in conjunction with the Fund's Prospectus.

Borrowing Money.  The Fund may borrow money from banks, but only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time borrowing is made.  While borrowings exceed 5% of the Fund's total assets, the Fund will not make any additional investments.

B-5

Stand-By Commitments. The Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable.

Forward Commitments. The Fund may purchase and sell Municipal Obligations and other securities on a forward commitment, when-issued or delayed-delivery basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment, when-issued or delayed-delivery security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will segregate permissible liquid assets at least equal at all times to the amount of the Fund's purchase commitments.

Municipal Obligations and other securities purchased on a forward commitment, when-issued or delayed-delivery basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment, when-issued or delayed-delivery basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a forward commitment, when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

Certain Investment Considerations and Risks

General. The Fund attempts to increase yields by trading to take advantage of short-term market variations. This policy is expected to result in high portfolio turnover but should not adversely affect the Fund because the Fund usually does not pay brokerage commission when purchasing short-term obligations. The value of the portfolio securities held by the Fund will vary inversely to changes in prevailing interest rates. Thus, if interest rates have increased from the time a security was purchased, such security, if sold, might be sold at a price less than its cost. Similarly, if interest rates have declined from time to time a security was purchased, such security, if sold, might be sold at a price greater than its purchase cost. In either instance, if the security was purchased at face value and held to maturity, no gain or loss would be realized.

Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations.  The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. The Fund seeks to maintain a stable $1.00 share price.

Investing in Municipal Obligations.  The Fund may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects.  As a result, the Fund may be subject to greater risk as compared to a fund that does not follow this practice.

Certain municipal lease/purchase obligations in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis.  Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult.  In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, the Manager will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funds for the leased property.

Certain provisions in the Internal Revenue Code of 1986, as amended (the "Code"), relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption.  One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce the available yield.  Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Fund.  Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future.  If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration.  If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

Investing in Florida Municipal Obligations.   You should consider carefully the special risks inherent in the Fund's investment in Florida Municipal Obligations.  Because the Fund is concentrated in securities issued by Florida or entities within Florida, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should review the information in "Appendix A" which provides a brief summary of special investment considerations and risk factors relating to investing in Florida Municipal Obligations.

Simultaneous Investments.  Investment decisions for the Fund are made independently from those of other investment companies advised by the Manager.  If, however, such other investment companies desire to invest in, or dispose of, the same securities as the Fund, the

Manager will ordinarily seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one investment company and available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

Investment Restrictions

The Fund's investment objective, and its policy to invest normally at least 80% of its net assets (plus any borrowings for investment purposes) in Florida Municipal Obligations (or other instruments with similar economic characteristics), are fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. In addition, the Fund has adopted investment restrictions numbered 1 through 7 as fundamental policies. Investment restrictions numbered 8 through 12 are not fundamental policies and may be changed by a vote of a majority of the Fund's Board members at any time. The Fund may not:

1.      Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no such limitation on the purchase of Municipal Obligations and, for temporary defensive purposes, securities issued by banks and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

2.      Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

3.      Purchase or sell real estate, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Obligations secured by real estate or interests therein.

4.      Underwrite the securities of other issuers, except that the Fund may bid separately or as part of a group for the purchase of Municipal Obligations directly from an issuer for its own portfolio to take advantage of the lower purchase price available and except to the extent the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

5.      Make loans to others except through the purchase of debt obligations and the entry into repurchase agreements.

6.      Issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except to the extent permitted under the 1940 Act.

7.      Sell securities short or purchase securities on margin.

8.    Purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined above and in the Prospectus.

9.    Invest in securities of other investment companies, except to the extent permitted under the 1940 Act.

10.    Pledge, hypothecate, mortgage or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the deposit of assets in escrow in connection with the purchase of securities on a when-issued or delayed-delivery basis.

11.    Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid (which securities could include participation interests (including municipal lease/purchase agreements) that are not subject to the demand feature described in the Fund's Prospectus and floating and variable rate demand obligations as to which the Fund cannot exercise the demand feature described in the Fund's Prospectus on less than seven days' notice and as to which there is no secondary market) if, in the aggregate, more than 10% of its net assets would be so invested.

12.    Invest in companies for the purpose of exercising control.

For purposes of Investment Restriction No. 1, industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry."

If a percentage restriction is adhered to at the time of investment, a later change in such percentage resulting from a change in values or assets will not constitute a violation of such restriction.

MANAGEMENT OF THE FUND

The Fund's Board is responsible for the management and supervision of the Fund and approves all significant agreements with those companies that furnish services to the Fund. These companies are as follows:

The Dreyfus Corporation ................................................. Investment Adviser
Dreyfus Service Corporation ........................................... Distributor

Dreyfus Transfer, Inc. ...................................................... Transfer Agent
The Bank of New York ...................................................... Custodian

Board Members of the Fund[1]

        Board members of the Fund, together with information as to their positions with the Fund, principal occupations and other board memberships and affiliations, are shown below:

| Name (Age)<br>Position with the Fund (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
| --- | --- | --- |
| Joseph S. DiMartino (62)<br>Chairman of the Board (1995) | Corporate Director and Trustee | The Muscular Dystrophy Association, *Director*<br>Levcor International, Inc., an apparel fabric processor, *Director*<br>Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director*<br>The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director*<br><br>Azimuth Trust, an institutional asset management firm, *Member of Board of Managers and Advisory Board*<br><br>Sunair Electronics, Inc., engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, *Director* |

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[1] None of the Board members are "interested persons" of the Fund, as defined in the 1940 Act.

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| Name  (Age) Position with the Fund (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Gordon J. Davis (64) Board Member (1993) | Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae LLP, President, Lincoln Center for the Performing Arts, Inc. (2001) | Consolidated Edison, Inc., a utility company, *Director* Phoenix  Companies, Inc., a life insurance company, *Director* Board Member/Trustee for several not-for-profit groups |
| David P. Feldman (66) Board Member (1991) | Corporate Director and Trustee | BBH Mutual Funds Group (11 funds), *Director* The Jeffrey Company, a private investment company, *Director* QMED,  a medical device company, *Director* |
| Lynn Martin (66) Board Member (1993) | Advisor to the international accounting firm of Deloitte & Touche LLP and Chair to its Council for the Advancement of Women from March 1993-September 2005 | SBC Communications, Inc., *Director* Ryder System, Inc., a supply chain and transportation management company, *Director* The Procter & Gamble Co., a consumer products company, *Director* Constellation Energy Group, *Director* Member of the Council of Foreign Relations |
| Daniel Rose (76) Board Member (1993) | Chairman and Chief Executive Officer of Rose Associates Inc., a New York based real estate development and management firm | Harlem Educational Activities Fund, Inc., *Chairman* Baltic-American Enterprise, *Vice Chairman and Director* Housing Committee of the Real Estate Board of New York, Inc., *Director* |
| Sander Vanocur (78) Board Member (1993) | President of Old Owl Communications | None |
| Philip L. Toia (72) Board Member  (1997) | Retired | None |

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| Name  (Age) Position with the Fund (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Anne Wexler (75) Board Member (1994) | Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs | Wilshire Mutual Funds (5 funds), *Director* Methanex Corporation, a methanol producing company, *Director* Member of the Council of Foreign Relations, Member of the National Park Foundation |

Board members are elected to serve for an indefinite term.  The Fund has standing audit, governance/nominating and compensation committees, each comprised of its Board members who are not "interested persons" of the Fund, as defined in the 1940 Act.  The function of the audit committee is (i) to oversee the Fund's accounting and financial reporting processes and the audits of the Fund's financial statements and (ii) to assist in the Board's oversight of the integrity of the Fund's financial statements, the Fund's compliance with legal and regulatory requirements and the independent registered public accounting firm's qualifications, independence and performance.  The Fund's governance nominating committee, among other things, is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders.  In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the governance nominating committee charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of the Fund and its shareholders.  The governance nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Fund, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor East, New York, New York 10166, which includes information regarding the recommended nominee as specified in the governance nominating committee charter.  The function of the compensation committee is to establish the appropriate compensation for serving on the Board.  The Fund also has a standing evaluation committee comprised of any one Board member.  The function of the evaluation committee is to assist in valuing the Fund's investments. The Fund's audit committee met three times during the fiscal year ended November 30, 2005.  The compensation, evaluation, pricing and nominating committees did not meet during the last fiscal year.

The table below indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2005.

| Name of Board Member | The Fund | Aggregate Holding of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member |
|---|---|---|
| Joseph S. DiMartino | None | Over $100,000 |
| Gordon J. Davis | None | $10,0001-$50,000 |
| David P. Feldman | None | Over $100,000 |
| Lynn Martin | None | None |
| Daniel Rose | None | None |
| Sander Vanocur | None | $1-$10,000 |
| Philip L. Toia | None | $1-$10,000 |
| Anne Wexler | None | None |

As of December 31, 2005, none of the Board members or their immediate family members owned securities of the Manager, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Manager or the Distributor.

The Fund currently pays its Board members its allocated portion of an annual retainer of $30,000 and a fee of $4,000 per meeting (with a minimum $500 per meeting and per telephone meeting) attended for the Fund and eight other funds (comprised of nine portfolios) in the Dreyfus Family of Funds, and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members are entitled to receive an annual retainer and a per meeting attended fee of one-half the amount paid to them as Board members. The aggregate amount of compensation paid to each Board member by the Fund for the fiscal year ended November 30, 2005, and by all funds in the Dreyfus Family of Funds for which such person was a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 2005, was as follows:

| Name of Board Member | Aggregate Compensation from the Fund* | Total Compensation from the Fund and Fund Complex Paid to Board Member (**) |
|---|---|---|
| Gordon J. Davis | $7,459 | $183,000 (24) |
| Joseph S. DiMartino | $9,519 | $815,449 (193) |
| David P. Feldman + | $7,459 | $194,898 (55) |

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| | | |
|---|---|---|
| Lynn Martin | $7,459 | $50,000 (9) |
| Eugene McCarthy *** | $500 | $9,500 (9) |
| Daniel Rose | $6,885 | $93,000 (18) |
| Philip L. Toia | $7,459 | $50,500 (9) |
| Sander Vanocur | $7,459 | $97,000 (18) |
| Anne Wexler | $7,459 | $99,250 (34) |

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| | |
|---|---|
| * | Amount does not include the cost of office space, secretarial services and health benefits for the Chairman and expenses reimbursed to Board members for attending Board meetings, which in the aggregate amounted to $2,372. |
| ** | Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Fund, for which the Board member serves. |
| *** | Emeritus Board member from March 29, 1996 to December 10, 2005. |
| + | Amounts include compensation received in connection with servicing on a Special Committee of Representative Board Members of the funds in the Dreyfus Fund Complex in connection with the adoption of the Fund's Compliance Program. |

Officers of the Fund

STEPHEN E. CANTER, <u>President</u>.  Chairman of the Board, Chief Executive Officer, and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager.  Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager.  He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, <u>Executive Vice President</u>.  Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager.  Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager.  He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, <u>Vice President</u>.  Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 59 years old and has been an employee of the Manager since June 1977.

JAMES WINDELS, <u>Treasurer</u>. Director-Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 47 years old and has been an employee of the Manager since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary</u>.  Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 46 years old and has been an employee of the Manager since October 1991.

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JAMES BITETTO, <u>Vice President and Assistant Secretary</u>.  Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary</u>.  Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary</u>.  Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, <u>Vice President and Assistant Secretary</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary</u>.  Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary</u>.  Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 40 years old and has been an employee of the Manager since October 1990.

GAVIN C. REILLY, <u>Assistant Treasurer.</u>  Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 37 years old and has been an employee of the Manager since April 1991.

ERIK D. NAVILOFF, <u>Assistant Treasurer</u>.  Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, <u>Assistant Treasurer</u>.  Senior Accounting Manager – Money Market and

Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer.   Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager.  He is 38 years old and has been an employee of the Manager since November 1990.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer.  Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager.  He is 35 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, Chief Compliance Officer.  Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios).  From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients.  He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Board member and officer of the Fund is 200 Park Avenue, New York, New York 10166.

The Fund's Board members and officers, as a group, owned of record less than 1% of the Fund's shares outstanding on March 2, 2006.

The following shareholders owned of record 5% or more of the Fund's shares outstanding on March 2, 2006:

| Name and Address | Percent of Total Shares Outstanding |
|---|---|
| Robert W. Baird & Co. OMNIBUS Account For the Exclusive Benefit of Customers P.O. Box 672 Milwaukee, WI  53201-0672 | 43.9014% |
| Janney Montgomery Scott LLC 1801 Market Street Philadelphia, PA  19103-1628 | 15.2682% |

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Pershing LLC
Pershing DIV                                                   14.9008%
P.O. Box 2052
7th floor
Jersey City, NJ  07303-2052

A shareholder who beneficially owns, directly or indirectly, more than 25% of the Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

MANAGEMENT ARRANGEMENTS

Investment Adviser.  The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon").  Mellon is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended.  Mellon provides a comprehensive range of financial products and services in domestic and selected international markets.

The Manager provides management services pursuant to a Management Agreement (the "Agreement") between the Fund and the Manager.  The Agreement is subject to annual approval by (i) the Fund's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Fund's Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval.  The Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of the holders of a majority of the Fund's shares, or, on not less than 90 days' notice, by the Manager.  The Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of the Manager:  Stephen E. Canter, Chair of the Board, Chief Executive Officer and Chief Operating Officer; Thomas F. Eggers, President and a director; Jonathan Baum, Vice Chair-Distribution;Stephen R. Byers, Chief Investment Officer, Vice Chair and a director; J. Charles Cardona, Vice Chair and a director; Diane P. Durnin, Vice Chair and a director; J. David Officer, Vice Chair and a director; Mark N. Jacobs, Executive Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Lisa A. Fox, Vice President-Human Resources; Anthony Mayo, Vice President-Information Systems; Theodore A. Schachar, Vice President-Tax;  Alex G. Sciulli, Vice President; Wendy H. Strutt, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Assistant Secretary; and Steven G. Elliott, Robert P. Kelly, David F. Lamere, Ronald P. O'Hanley III and Richard W. Sabo, directors.

The Manager manages the Fund's portfolio of investments in accordance with the stated policies of the Fund, subject to the approval of the Fund's Board.  The Manager is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the

Board to execute purchases and sales of securities.  The Fund's portfolio managers are Joseph Irace, Joseph P. Darcy, A. Paul Disdier, W. Michael Petty, James Welch, Monica S. Wieboldt, Scott Sprauer and Colleen Meehan.  The Manager also maintains a research department with a professional staff of portfolio managers and securities analysts who provide research services for the Fund and for other funds advised by the Manager.

The Manager's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Manager.  In that regard, portfolio managers and other investment personnel of the Manager must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Code of Ethics and are also subject to the oversight of Mellon's Investment Ethics Committee (the "Committee").  Portfolio managers and other investment personnel of the Manager who comply with the preclearance and disclosure procedures of the Code of Ethics and the requirements of the Committee, may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

The Manager maintains office facilities on behalf of the Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Fund. The Manager may pay the Distributor for shareholder services from the Manager's own assets, including past profits but not including the management fee paid by the Fund.  The Distributor may use part or all of such payments to pay certain financial institutions (which may include banks), securities dealers and other industry professionals (collectively, "Service Agents") in respect of these services.  The Manager also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

Expenses.  All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by the Manager.  The expenses borne by the Fund include, without limitation:  taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not officers, directors or employees or holders of 5% or more of the outstanding voting securities of the Manager, Securities and Exchange Commission fees and state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Fund's existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses.

As compensation for the Manager's services, the Fund has agreed to pay the Manager a monthly management fee at the annual rate of 0.50% of the value of the Fund's average daily net assets.  All fees and expenses are accrued daily and deducted before declaration of dividends to investors.  For the fiscal years ended June 30, 2003, 2004, 2005 and for the fiscal period November 30, 2005 the management fees payable by the Fund amounted to $1,323,554, $1,509,850, $1,697,099 and $791,424, respectively, which amounts were reduced by $91,224,

$44,341, $33,958 and $5,972, respectively, pursuant to undertakings in effect, resulting in net fees paid of $1,232,330 in fiscal year 2003, $1,465,509 in fiscal year 2004, $1,663,141 for the fiscal year end June 30, 2005 and $785,452 for the fiscal year end November 30, 2005.

The Manager has agreed that, if in any fiscal year, the aggregate expenses of the Fund, exclusive of taxes, brokerage, interest on borrowings (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed the expense limitation of any state having Jurisdiction over the Fund, the Fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense to the extent required by the state law.  Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

The aggregate of the fees payable to the Manager is not subject to reduction as the value of the Fund's net assets increases.

Distributor.  The Distributor, a wholly-owned subsidiary of the Manager located at 200 Park Avenue, New York, New York 10166, serves as the Fund's distributor on a best efforts basis pursuant to an agreement with the Fund which is renewable annually.

The Manager or the Distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the Funds or provide other services.  Such payments are in addition to any shareholder services fees or other expenses paid by the Fund. These additional payments may be made to certain Service Agents, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agents. Cash compensation also may be paid to Service Agents for inclusion of the Fund in a sales list, including a preferred or select sales list or in other sales programs.  These payments sometimes are referred to as "revenue sharing".  In some cases, these payments may create an incentive for a Service Agent to recommend or sell shares of the Fund to you.  Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Fund.

From time to time, the Manager or the Distributor also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Transfer and Dividend Disbursing Agent and Custodian.  Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of the Manager, at 200 Park Avenue, New York, New York 10166, is the Fund's transfer and dividend disbursing agent.  Under a transfer agency agreement with the Fund, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund.  For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month, and is reimbursed for certain out-of-pocket expenses.

The Bank of New York (the "Custodian"), One Wall Street, New York, New York 10286, is the Fund's custodian.  The Custodian has no part in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund.  Under a custody agreement with the Fund, the Custodian holds the Fund's securities and keeps all necessary accounts and records.  For its custody services, the Custodian receives a monthly fee based on the market value of the Fund's assets held in custody and receives certain securities transactions charges.

<center>HOW TO BUY SHARES</center>

General.  Fund shares may be purchased through the Distributor or Service Agents that have entered into service agreements with the Distributor.  Fund shares are sold without a sales charge. You may be charged a fee if you effect transactions in Fund shares through a Service Agent.  You will be charged a fee if an investment check is returned unpayable. Stock certificates are issued only upon your written request.  No certificates are issued for fractional shares. It is not recommended that the Fund be used as a vehicle for Keogh, IRA or other qualified plans. The Fund reserves the right to reject any purchase order.

As discussed under "Management Arrangements-Distributor," Service Agents may receive revenue sharing payments from the Manager or the Distributor.  The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of the Fund instead of other mutual funds where such payments are not received.  Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Fund.

The minimum initial investment is $2,500 or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the Fund and has made an aggregate minimum initial purchase for its customers of $2,500.  Subsequent investments must be at least $100.  The initial investment must be accompanied by the Account Application.  For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of the Fund's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000.  For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50.  Fund shares are offered without regard to the minimum initial investment requirements to Board members of a fund advised by the Manager, including members of the Fund's Board, who elect to have all or a portion of their compensation for serving in that capacity automatically invested in the Fund.  The Fund reserves the right to vary the initial and subsequent investment minimum requirements at any time.

Fund shares also are offered without regard to the minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under

<center>B-20</center>

"Shareholder Services."  These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals.  You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect you against loss in a declining market.

Shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund.  If you do not remit Federal Funds, your payment must be converted into Federal Funds.  This usually occurs within one business day of receipt of a bank wire or within two business days of receipt of a check drawn on a member bank of the Federal Reserve System.  Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds.  Prior to receipt of Federal Funds, your money will not be invested.

Net asset value per share is determined as of 12:00 Noon, Eastern time, on each day the New York Stock Exchange is open for regular business.  Net asset value per share is computed by dividing the value of the Fund's net assets (i.e., the value of its assets less liabilities) by the total number of shares outstanding.  The Fund also may process purchase and sale orders and calculate its net assets value on days that the Fund's primary trading markets are open and the Fund's management determines to do so.  See "Determination of Net Asset Value."

If your payments are received in or converted into Federal Funds by 12:00 Noon, Eastern time, by the Transfer Agent, you will receive the dividend declared that day.  If your payments are received in or converted into Federal Funds after 12:00 Noon, Eastern time, by the Transfer Agent, you will begin to accrue dividends on the following business day.

Qualified institutions may place telephone orders for the purchase of Fund shares.  These orders will become effective at the price determined at 12:00 Noon, Eastern time, and the shares purchased will receive the dividend on Fund shares declared on that day, if the telephone order is placed by 12:00 Noon, Eastern time, and Federal Funds are received by 4:00 p.m., Eastern time, on that day.

Using Federal Funds.  The Transfer Agent or the Fund may attempt to notify you upon receipt of checks drawn on banks that are not members of the Federal Reserve System as to the possible delay in conversion into Federal Funds and may attempt to arrange for a better means of transmitting the money.  If you are a customer of a Service Agent and your order to purchase Fund shares is paid for other than in Federal Funds, the Service Agent, acting on behalf of its customer, will complete the conversion into, or itself advance, Federal Funds, generally on the business day following receipt of your order.  The order is effective only when so converted and received by the Transfer Agent.  An order for the purchase of Fund shares placed by you with sufficient Federal Funds or cash balance in your brokerage account with a Service Agent will become effective on the day that the order, including Federal Funds, is received by the Transfer Agent.

Dreyfus TeleTransfer Privilege. You may purchase shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, Fund shares will be purchased at the share price determined on that day. If purchase orders made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, or on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), Fund shares will be purchased at the share price determined on the next business day following such purchase order. To qualify to use the Dreyfus TeleTransfer Privilege, the initial payment for purchase of Fund shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "How to Redeem Shares--Dreyfus TeleTransfer Privilege."

Transactions Through Service Agents. Fund shares may be purchased and redeemed through Service Agents which may charge a fee for such services. Some Service Agents will place the Fund's shares in an account with their firm. Service Agents also may require that the customer invest more than the $1,000 minimum investment; the customer not take physical delivery of stock certificates; the customer not request redemption checks to be issued in the customer's name; fractional shares not be purchased; monthly income distributions be taken in cash; or other conditions.

There is no sales or service charge by the Fund or the Distributor, although Service Agents may make reasonable charges to investors for their services. The services provided and the applicable fees are established by the Service Agent acting independently of the Fund. The Fund understands that these fees may be charged for customer services including, but not limited to, same-day investment of client funds; same-day access to client funds; advice to customers about the status of their accounts, yield currently being paid or income earned to date; provision of periodic account statements showing security and money market positions; other services available from the Service Agent; and assistance with inquiries related to their investment. Any such fees will be deducted from the investor's account monthly and on smaller accounts could constitute a substantial portion of the distribution. Small, inactive, long-term accounts involving monthly service charges may not be in the best interest of investors. Investors should be aware that they may purchase shares of the Fund directly from the Fund without imposition of any maintenance or service charges, other than those already described herein.

Reopening an Account. You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

SHAREHOLDER SERVICES PLAN

The Fund has adopted a Shareholder Services Plan (the "Plan") pursuant to which the Fund reimburses the Distributor an amount not to exceed an annual rate of 0.25% of the value of the Fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts.

A quarterly report of the amounts expended under the Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Plan provides that material amendments must be approved by the Fund's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Plan. The Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan.

During the fiscal year ended November 30, 2005, the Fund paid $30,833 under the plan.

HOW TO REDEEM SHARES

General. The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. However, if you have purchased Fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus-Automatic Asset Builder® and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay the redemption of such shares, and the redemption proceeds may not be transmitted to you, for up to eight business days after the purchase of such shares. In addition, the Fund will not honor redemption checks under the Checkwriting Privilege, and will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus-Automatic Asset Builder order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Prior to the time any redemption is effective, dividends on such shares will accrue and be payable, and you will be entitled to

B-23

exercise all other rights of beneficial ownership. Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

Checkwriting Privilege. The Fund provides redemption checks ("Checks") automatically upon opening an account, unless you specifically refuse the Checkwriting Privilege by checking the applicable "No" box on the Account Application. The Checkwriting Privilege may be established for an existing account by a separate signed Shareholder Services Form. Checks will be sent only to the registered owner(s) of the account and only to the address of record. The Account Application or Shareholder Services Form must be manually signed by the registered owner(s). Checks as drawn on your Fund account and may be made payable to the order of any person in an amount of $500 or more. When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as your agent, will cause the Fund to redeem a sufficient number of full and fractional shares in the investor's account to cover the amount of the Check. Dividends are earned until the Check clears. After clearance, a copy of the Check will be returned to you. You generally will be subject to the same rules and regulations that apply to checking accounts, although election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

You should date your Checks with the current date when you write them. Please do not postdate your Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the Check, all postdated Checks which are dated within six months of presentment for payment, if they are otherwise in good order.

Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Check upon your request or if the Transfer Agent cannot honor a Check due to insufficient funds or other valid reason. If the amount of the Check is greater than the value of the shares in your account, the Check will be returned marked insufficient funds. Checks should not be used to close an account.

Wire Redemption Privilege. By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Fund will initiate payment for shares redeemed pursuant to this Privilege on the same business day if the Transfer Agent receives the redemption request in proper form prior to 12:00 Noon, Eastern time, on such day; otherwise, the Fund will initiate payment on the next business day. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Share Certificates; Signatures."

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Dreyfus TeleTransfer Privilege.  You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account.  Only a bank account maintained in a domestic financial institution which is an ACH member may be designated.  You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a Dreyfus TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested.  Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request.  See "How to Buy Shares--Dreyfus TeleTransfer Privilege."

Share Certificates; Signatures.  Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. A fee may be charged to replace lost or stolen certificates or certificates that were never received. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed.  Signatures on endorsed certificates submitted for redemption also must be guaranteed.  The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfers Agents Medallion Program ("STAMP") (and the Stock Exchanges Medallion Program.  Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature.  The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians and may accept other suitable verification arrangements from foreign investors, such as consular verification.  For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

Redemption Commitment.  The Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission.  In the case of requests for redemption in excess of such amount, the Fund's Board reserves the right to make payments in whole or in part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders.  In such event, the securities would be valued in the same manner as the Fund's portfolio is valued.  If the recipient sold such securities, brokerage charges might be incurred.

Suspension of Redemptions.  The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect the Fund's shareholders.

# SHAREHOLDER SERVICES

Fund Exchanges.  You may purchase, in exchange for shares of the Fund, shares of another fund in the Dreyfus Family of Funds or shares of certain funds advised by Founders Asset Management LLC ("Founders"), an indirect subsidiary of the Manager, to the extent such shares are offered for sale in your state of residence.  Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A.    Exchanges for shares of funds offered without a sales load will be made without a sales load.

B.    Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.    Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D.    Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at  the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

To accomplish an exchange or transfer under item D above, shareholders must notify the Transfer Agent of their prior ownership of fund shares and their account number.

To request an exchange, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing, by telephone or online.  The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege.  By using this privilege, you authorize the Transfer Agent to act on telephonic and online instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you and reasonably believed by the Transfer Agent to be genuine.  Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted.  Shares issued in certificate form may not be exchanged by telephone or online.  No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission.

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

During times of drastic economic or market conditions, the Fund may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components-redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined net assets value but the purchase order would be effective only at the net asset value determined after the fund being purchased receives the proceeds of the redemption, which may result in the purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

Dreyfus Auto-Exchange Privilege.  Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of the Fund, shares of another fund in the Dreyfus Family of Funds or shares of a fund advised by Founders of which you are a shareholder.  This Privilege is available only for existing accounts. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges."  Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you.    You will be notified if your account falls below the amount designated to be exchanged under this Privilege.  In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction.  Shares held under IRA and other retirement plans are eligible for this Privilege.  Exchanges of IRA shares may be made between IRA accounts from regular accounts to IRA accounts, but not from IRA accounts to regular accounts.  With respect to all other retirement accounts, exchanges may be made only among those accounts.

Fund Exchanges and the Dreyfus Auto-Exchange Privilege are available to shareholders resident in any state in which shares of the fund being acquired may legally be sold.  Shares may be exchanged only between accounts having certain identical identifying designations.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561, or visiting www.dreyfus.com.  The Fund reserves the right to reject any exchange request in whole or in part.  The Fund Exchanges service or the Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®.  Dreyfus-Automatic Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you.  Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege.  Dreyfus Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the U.S. Government automatically deposited into your Fund account.

Dreyfus Payroll Savings Plan.  Dreyfus Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis.  Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the Automated Clearing House system at each pay period.  To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department.  It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Step Program.  Dreyfus Step Program enables you to purchase Fund shares without regard to the Fund's minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan.  To establish a Dreyfus Step Program account, you must supply the necessary information on the Account Application and file the required authorization form(s) with the Transfer Agent.  For more information concerning this Program, or to request the necessary authorization form(s), please call toll free 1-800-782-6620.  You may terminate your participation in this Program at any time by discontinuing your participation in Dreyfus-Automatic Asset Builder, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan, as the case may be, as provided under the terms of such Privilege(s).  The Fund may modify or terminate this Program at any time.

Dreyfus Dividend Options.  Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from the Fund in shares of another fund in the Dreyfus Family of Funds or shares of a fund advised by Founders of which you are a shareholder.  Shares of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

A.     Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds offered without a sales load.

B.     Dividends and distributions paid by a fund that does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.     Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D.     Dividends and distributions paid by a fund may be invested in shares of other funds that impose a contingent deferred sales charge ("CDSC") and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account.  Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated.  Banks may charge a fee for this service.

Automatic Withdrawal Plan.  The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account.  Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares.  If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted.  Automatic Withdrawal may be terminated at any time by you, the Fund or the Transfer Agent.  Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

DETERMINATION OF NET ASSET VALUE

Amortized Cost Pricing.  The valuation of the Fund's portfolio securities is based upon their amortized cost which does not take into account unrealized capital gains or losses.  This involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument.  While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument.

The Fund's Board has established, as a particular responsibility within the overall duty of care owed to the Fund's investors, procedures reasonably designed to stabilize the Fund's price per share as computed for purposes of purchases and redemptions at $1.00.  Such procedures include review of the Fund's portfolio holdings by the Board, at such intervals as it deems appropriate, to determine whether the Fund's net asset value calculated by using available market quotations or market equivalents deviates from $1.00 per share based on amortized cost.  Market quotations and market equivalents used in such review are obtained from an independent pricing service ("Service") approved by the Board.  The Service values the Fund's investments based on methods which include consideration of: yields or prices of municipal obligations of comparable quality, coupon, maturity and type; indications of values from dealers; and general market conditions.  The Service also may employ electronic data processing techniques and/or a matrix system to determine valuations.

The extent of any deviation between the Fund's net asset value based upon available market quotations or market equivalents and $1.00 per share based on amortized cost will be examined by the Board.  If such deviation exceeds 1/2 of 1%, the Board will consider what actions, if any, will be initiated.  In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, it has agreed to take such corrective action as it regards as necessary and appropriate, including: selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends or paying distributions from capital or capital

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gains; redeeming shares in kind; or establishing a net asset value per share by using available market quotations or market equivalents.

New York Stock Exchange Closings.  The holidays (as observed) on which the New York Stock Exchange is closed currently are:  New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

## DIVIDENDS, DISTRIBUTIONS AND TAXES

Management believes that the Fund qualified for treatment as a "regulated investment company" under the Code for the fiscal year ended November 30, 2005.  The Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. As a regulated investment company, the Fund will pay no Federal income tax on net investment income and net realized capital gains to the extent that such income and gains are distributed to shareholders in accordance with applicable provisions of the Code.  To qualify as a regulated investment company, the Fund must pay out to its shareholders at least 90% of its net income (consisting of net investment income from tax exempt obligations and taxable obligations, if any, and net short-term capital gains), and must meet certain asset diversification and other requirements. If the Fund does not qualify as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

The Fund ordinarily declares dividends from net investment income on each day the New York Stock Exchange is open for regular business.  The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day.  Dividends usually are paid on the last calendar day of each month and are automatically reinvested in additional Fund shares at net asset value or, at your option, paid in cash.  If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption.  If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption.

If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value.  No interest will accrue on amounts represented by uncashed distribution or redemption checks.

If, at the close of each quarter of its taxable year, at least 50% of the value of the Fund's total assets consists of Federal tax exempt obligations, the Fund may designate and pay Federal exempt-interest dividends from interest earned on all such tax exempt obligations.  Such exempt-interest dividends may be excluded by shareholders of the Fund from their gross income for

Federal income tax purposes.  Dividends derived from Taxable Investments, together with distributions from any net realized short-term securities gains, generally are taxable as ordinary income for Federal income tax purposes whether or not reinvested.  Distributions from net realized long-term securities gains generally are taxable as long-term capital gains to a shareholder who is a citizen or resident of the United States, whether or not reinvested and regardless of the length of time the shareholder has held his or her shares.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains or losses.  However, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income.  In addition, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Dividends or distributions by the Fund to a Florida individual resident are not taxable by Florida.  However, Florida imposes an intangible personal property tax on shares of the Fund owned by a Florida resident on January 1 of each year unless such shares qualify for an exemption from the tax.

The Fund has received a Technical Assistance Advisement from the State of Florida, Department of Revenue, to the effect that Fund shares owned by a Florida resident will be exempt from the intangible personal property tax so long as the Fund portfolio includes only assets, such as notes, bonds, and other obligations issued by the State of Florida or its municipalities, counties, and other taxing districts, the United States Government, and its agencies, Puerto Rico, Guam, and the U.S. Virgin Islands, and other assets which are exempt from that tax.

Dividends qualifying as exempt-interest dividends for Federal income tax purposes as well as other Federally taxable dividends and distributions that are distributed by the Fund to entities taxed as corporations under Florida law may not be exempt from the Florida corporate income tax.

PORTFOLIO TRANSACTIONS

General.  The Manager assumes general supervision over the placement of securities purchase and sale orders on behalf of the funds it manages.  In cases where the Manager employs a sub-adviser, the sub-adviser, under the supervision of the Manager, places orders on behalf of the applicable fund(s) for the purchase and sale of portfolio securities.

Certain funds are managed by dual employees of the Manager and an affiliated entity in the Mellon organization.  Funds managed by dual employees use the research and trading facilities, and are subject to the internal policies and procedures, of the affiliated entity.  In this regard, the Manager places orders on behalf of those funds for the purchase and sale of securities through the trading desk of the affiliated entity, applying the written trade allocation procedures of such affiliate.

The Manager (and where applicable, a sub-adviser or Dreyfus affiliate) generally has the authority to select brokers (for equity securities) or dealers (for fixed income securities) and the commission rates or spreads to be paid. Allocation of brokerage transactions, including their frequency, is made in the best judgment of the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) and in a manner deemed fair and reasonable to shareholders. The primary consideration in placing portfolio transactions is prompt execution of orders at the most favorable net price. In choosing brokers or dealers, the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) evaluates the ability of the broker or dealer to execute the particular transaction (taking into account the market for the security and the size of the order) at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of a fund are selected on the basis of their professional capability and the value and quality of their services. The Manager (and where applicable, a sub-adviser or Dreyfus affiliate) attempts to obtain best execution for the funds by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) the availability of natural liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the measured quality and efficiency of the broker's or dealer's execution; (v) the broker's or dealer's willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (*i.e.*, the broker's or dealer's financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (*e.g.*, foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

With respect to the receipt of research, the brokers or dealers selected may include those that supplement the Manager's (and where applicable, a sub-adviser's or Dreyfus affiliate's) research facilities with statistical data, investment information, economic facts and opinions. Such information may be useful to the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) in serving funds or accounts that it advises and, conversely, supplemental information obtained by the placement of business of other clients may be useful to the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) in carrying out its obligations to the funds. Information so received is in addition to, and not in lieu of, services required to be performed by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate), and the Manager's (and where applicable, a sub-adviser's or Dreyfus affiliate's) fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the Manager's (and where applicable, a sub-adviser's or Dreyfus affiliate's) normal independent research activities, it enables it to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

Under the Manager's (and where applicable, a sub-adviser's or Dreyfus affiliate's) procedures, portfolio managers and their corresponding trading desks may seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one fund or account. In some cases, this policy may adversely affect the price paid or received by a fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, each fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating fund and account in the proportion that each order bears to the total of all orders (subject to rounding to "round lot" amounts).

Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) will not be deterred from changing the Fund's investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Higher portfolio turnover rates usually generate additional brokerage commissions and transaction costs and any short-term gains realized from these transactions are taxable to shareholders as ordinary income.

To the extent that the fund invests in foreign securities, certain of the fund's transactions in those securities may not benefit from the negotiated commission rates available to a fund for transactions in securities of domestic issuers. For funds that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The Manager (and where applicable, a sub-adviser or Dreyfus affiliate) may deem it appropriate for one of its accounts to sell a security while another of its accounts is purchasing the same security. Under such circumstances, the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) may arrange to have the purchase and sale transactions effected directly between its accounts ("cross transactions"). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

All portfolio transactions of each money market fund are placed on behalf of the fund by the Manager. Debt securities purchased and sold by a fund generally are traded on a net basis (*i.e*., without a commission) through dealers acting for their own account and not as brokers, or otherwise involve transactions directly with the issuer of the instrument. This means that a dealer makes a market for securities by offering to buy at one price and sell at a slightly higher price. The difference between the prices is known as a "spread." Other portfolio transactions may be executed through brokers acting as agent. A fund will pay a spread or commission in connection with such transactions. The Manager uses its best efforts to obtain execution of portfolio transactions at prices that are advantageous to a fund and at spreads and commission rates (if any) that are reasonable in relation to the benefits received. The Manager also places

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transactions for other accounts that it provides with investment advice.

When more than one fund or account is simultaneously engaged in the purchase or sale of the same investment instrument, the prices and amounts are allocated in accordance with a formula considered by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) to be equitable to each fund or account. In some cases this system could have a detrimental effect on the price or volume of the investment instrument as far as a fund or account is concerned. In other cases, however, the ability of a fund or account to participate in volume transactions will produce better executions for the fund or account.

When transactions are executed in the over-the-counter market (*i.e.*, with dealers), the Manager will typically deal with the primary market makers unless a more favorable price or execution otherwise is obtainable.

Disclosure of Portfolio Holdings. It is the policy of the Fund to protect the confidentiality of its portfolio holdings and prevent the selective disclosure of non-public information about such holdings. The Fund will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the Securities and Exchange Commission. The Fund will publicly disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at www.dreyfus.com. The information will be posted with a one-month lag and will remain accessible until the Fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the Fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

If the Fund's portfolio holdings are released pursuant to an ongoing arrangement with any party, a Fund must have a legitimate business purpose for doing so, and neither the Fund, nor Dreyfus or its affiliates, may receive any compensation in connection with an arrangement to make available information about the Fund's portfolio holdings. The Fund may distribute portfolio holdings to mutual fund evaluation services such as S&P's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the Fund, for the purpose of efficient trading and receipt of relevant research, provided that: (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purposes of purchasing or selling Fund shares or Fund portfolio holdings before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

The Fund may also disclose any and all portfolio information to its service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include the Fund's custodian, auditors, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of the Fund's portfolio holdings may be authorized only by the Fund's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the Fund's Board.

## INFORMATION ABOUT THE FUND

The Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable.  Fund shares are of one class and have equal rights as to dividends and in liquidation.  Shares have no preemptive, subscription or conversion rights and are freely transferable.

The Fund is organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts.  Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund.  However, the Fund's Agreement and Declaration of Trust (the "Trust Agreement") disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or a Trustee.  The Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund.  Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote.  Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund.  The Fund intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund.

The Fund sends annual and semi-annual financial statements to all its shareholders.

## COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, as counsel for the Fund, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the Fund's Prospectus.

Ernst & Young LLP, 5 Times Square, New York, New York 10036, an independent registered public accounting firm, has been selected to serve as independent auditors of the Fund.

APPENDIX A

RISK FACTORS—INVESTING IN FLORIDA MUNICIPAL BONDS

The following information is a summary of special factors affecting investments in Florida Municipal bonds.  It does not purport to be a complete description and is based on information drawn from official statements relating to securities offerings of the State of Florida (the "State") available as of the date of this Statement of Additional Information.  While the Fund has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

Demographic and Economic Information

        Juan Ponce de Leon made the first recorded landing in the State in 1513 and subsequently claimed the territory for Spain.  The Spaniards founded the first permanent settlement, St. Augustine, in 1565.  The State was acquired by the United States from Spain in 1821, became a territory of the United States in 1822, and was admitted to statehood in 1845 as the 27th state.  The State is the 26th largest state with land area of 54,252 square miles and a water area of 4,308 square miles, with tidal shoreline in excess of 2,200 miles.

        As of April 1, 2005, Florida ranked as the fourth most populous state, with a population of 17.913 million.  From 1993 to 2003, the U.S. population increased about 1% annually, while Florida's population averaged a 2.2% annual increase, with a majority of that increase due to migration into the State.  During the 1990's, the elderly population (aged 65 or older) grew by 19.2% and constituted 17.6% of the State's total population on April 1, 2000.  The working age population (ages 18-64) grew by approximately 23.8% from 1990-2000, representing 59.6% of the total population in 2000.  Growth in the working age population is projected at 24.9% between 2000 and 2010, to become 60.5% of the total population by 2010 and 57.8% by 2020.

        During the latter half of the twentieth century, growth in the State's Gross State Product ("GSP") outpaced both the Southeast and the nation.  During the same period, the manufacturing base of the State's economy declined and the service and trade bases increased.  In 2004, services constituted 47.8% of the State's total non-farm jobs, compared to 43.2% five years earlier.  The total number of non-farm jobs increased 6% while jobs in the services sector increased 10.5% over the same period.  The 1990's also saw Florida emerge as a leader in high-tech industrial employment, ranking first in the Southeast and fifth in the nation by 1999, with the number of high-tech jobs increasing nearly 36% over that decade.  Computer and electronic products accounted for approximately one-third of Florida's export sales in 2004.  The State's total international merchandise trade totaled $81.4 billion in 2004, with exports increased by 15.7% compared to 13.2% nationally, and imports increasing by 8.5% compared to 16.8% for the nation.

        Private industry accounted for 88.9% of the State's GSP in 2004.  Services constituted the largest sector of the GSP, with health services and professional and technical services contributing the most within the industry (24.9% and 21.7%, respectively).  Real estate was the

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largest industry, accounting for 15.1% of the State's 2004 GSP.  In 2004, agriculture, forestry and fishing constituted only about 0.8% of GSP, while construction grew to 5.3% of the State's GSP.

Tourism is not treated as a separate industry sector, but remains an important aspect of the Florida economy.  Its financial impact is reflected in a broad range of market sectors, such as transportation, communications, retail trade and services, and in State tax revenues generated by business activities that cater to visitors, such as hotels, restaurants, admissions and gift shops.  According to State estimates, approximately 85.8 million people visited the State in 2005, a 7.6% increase over 2004.  In 2004, hotels and lodging contributed 13.1% of the services component of the GSP, and amusement and recreation contributed 5.8%.

State Retirement System.  The Florida Retirement System ("FRS") provides retirement, disability and death benefits for participating public employees.  The FRS is a cost-sharing, multiple employer, pension plan.  There are two primary programs: FRS Defined Benefit Program and Public Employee Optional Retirement Program.  In addition to these two primary, integrated programs there are non-integrated plan alternatives available.  As of June 30, 2005, there were 896 participating employers, and 991,757 individual participants.

The FRS Trust Funds are invested by the State Board of Administration.  The assumed rate of investment return for Fiscal Year 2004-2005 was 7.75%, with a actual return calculated on a fair value basis of 10.8%.  As of June 30, 2005, the FRS Trust Funds were valued at $109.88 billion (market value).

The State contributed to the FRS as part of a cost-sharing multiple-employer public-employee defined benefit pension plan.  For Fiscal Year 2004-2005, the State's total covered payroll amounted to approximately $5.33 billion with actual and required employer contributions totaling $518.49 million.  The State's contribution to the FRS for Fiscal Years 2002-2003 and 2003-2004 was approximately $371.7 million and $436.3 million, respectively.  These amounts were also equal to the required contributions for each year.  Covered payroll refers to all compensation paid by the State to active employees covered by the FRS on which contributions to the defined benefit pension plan are based.  The State's contribution represented 24.65% of the total contributions required of all participating employers.

Economic Outlook.  The State's economic growth accelerated in Fiscal Year 2004-2005 and generally outperformed the rest of the nation.  While the U.S. experienced a minimal increase in non-farm employment in Fiscal Year 2003-2004, Florida posted a strong growth rate and had a low unemployment rate and a strong income growth rate.  This performance may be attributable to favorable natural, economic and tax environments, and a growing population that fueled increased demand for goods and services.

Florida remains top ranked in the nation in total job growth and generates the fastest job growth rate among the ten most populous states.  The State's non-farm employment grew 3.5% in Fiscal Year 2004-2005, adding 254,900 jobs.  Increases in jobs were led by gains in professional and business services, construction, educational and health services, leisure and hospitality, wholesale and retail trade, financial activities and government.  Forty-two percent of the job increase in Fiscal Year 2004-2005 came from professional and business services and education and health services.  With the strengthening economy, non-farm employment is anticipated to add 274,900 jobs in Fiscal Year 2005-2006, resulting in a 7.6% increase to wages and salaries.  The unemployment rate is anticipated to decline slightly from 4.4% in Fiscal Year 2004-2005 to 3.7% in Fiscal Year 2005-2006.

The State's population growth, which grew by 2.3% in Fiscal Year 2004-2005, has been a major source of increased economic activity in the State.  The State's population is expected to increase by 404,000 in the current fiscal year.  Over the next ten years, population growth is expected to increase by 3.9 million.  Population growth has been a major driver, and is expected to continue to be, of the State's sustained economic expansion as the demand for housing, durable and non-durable goods, and other services continues to increase.

Florida was hit by eight major hurricanes in 2004 and 2005, which destroyed thousands of homes and businesses.  Massive reconstruction activities are underway to rebuild homes, business and public infrastructures.  Billions of dollars from the Federal government, the State and insurance claims are aiding in reconstruction efforts.  New home construction increased significantly in Fiscal Year 2004-05, adding 266,500 homes, and is expected to continue to increase due to ongoing reconstruction efforts and population growth.  Total construction employment, which added 38,000 jobs in the prior fiscal year, is anticipated to add another 34,700 jobs in Fiscal Year 2005-2006.  The State's economy has continued to show strength and resilience after the hurricane devastation, and has been steadily expanding at a much higher growth rate than expected.

State Budgeting and Finances

Fiscal Year 2003-2004 Budget.  Total combined General Fund revenue and Working Capital Funds revenues for Fiscal Year 2003-2004 were $23.88 billion.  Total expenditures for Fiscal Year 2003-2004 were approximately $21.43 billion, and were funded from general revenue collections of $21.824 billion, $1.3 billion in trust fund transfers, and approximately $89.8 million in unused appropriations, cancellations of warrants, reversions and miscellaneous adjustments from the prior fiscal year.  The Working Capital Fund year-end balance was $2.46 billion, or 11.4% of expenditures.  The State's constitutionally required Budget Stabilization Fund (the "BSF") reserves were not used to fund the 2003-04 budget.  At the end of Fiscal Year 2003-2004, the BSF balance was $966.4 million.

Fiscal Year 2004-2005 Budget.  Florida was hit by four hurricanes affecting many areas within the State during August and September 2004.  The total government cost of disaster recovery and relief efforts for public and individual assistance was estimated to be $4.3 billion as of November 10, 2004.  The State's non-reimbursable share of the total cost of such efforts was estimated to be $387.7 million.

Total combined General Fund revenue and Working Capital Funds revenues for Fiscal Year 2004-2005 were $28.01 billion.  Total effective appropriations for Fiscal Year 2004-2005 were approximately $24.44 billion, and were funded from general revenue collections of $25 billion, $465 million in trust fund transfers, and approximately $118.5 million in unused appropriations, repayment of bridge loans, cancellations of warrants, reversions and miscellaneous adjustments from the prior fiscal year.  The Working Capital Fund year-end balance was $3.57 billion.  At the end of Fiscal Year 2004-2005, the BSF balance was $999.2 million.  Hurricane related budget amendments transferred $11 million to the Casualty Insurance Risk Management Trust Fund in Fiscal Year 2004-2005.

Fiscal Year 2005-2006 Budget.  Total combined General Fund revenue and Working Capital Funds revenues for Fiscal Year 2005-2006 are $30.3 billion.  Total estimated expenditures for Fiscal Year 2005-2006 are approximately $26.77 billion, and are funded from estimated revenue collections of $26.4 billion, $81.7 million in hurricane related loans, $17.2 million in trust fund transfers, and approximately $226.7 million in unused appropriations, cancellations of warrants, reversions and miscellaneous adjustments from the prior fiscal year.  The Working Capital Fund year-end balance is $3.53 billion.  At the end of Fiscal Year 2005-2006, the BSF balance is estimated at $1.1 billion.  As for Fiscal Year 2004-2005, hurricane related budget amendments transferred $11 million to the Casualty Insurance Risk Management Trust Fund in Fiscal Year 2005-2006.

Fiscal Year 2006-2007 Budget.  Total funds available in the General Revenue and Working Capital Funds for Fiscal Year 2006-2007 include $26.72 billion in revenue collections, a $104.5 million repayment of loans, $85 million in unused appropriations, and $27.9 million from other miscellaneous adjustments such as reversions and cancellation of warrants.  The required balance of the BSF for Fiscal Year 2006-2007 is $1.25 billion.

State Revenue Sources

General.  Financial operations of the State are maintained through the General Revenue Fund, trust funds, the Working Capital Fund and the BSF.  The General Revenue Fund receives the majority of State tax revenues.  Trust funds consist of monies which under law or trust agreement are segregated for a specified purpose.  Revenues in the General Revenue Fund which exceed the amount needed for appropriations may be transferred to the Working Capital Fund.  State monies are expended pursuant to appropriations acts.  The Governor and Chief Financial Officer are responsible for insuring that sufficient revenues are collected to meet appropriations and that no deficits occur in State funds.

The State budget must be kept in balance from current revenues each fiscal year (July 1-June 30), and the State may not borrow to fund governmental operations.  The State Constitution mandates the creation and maintenance of a BSF in an amount not less than 5% nor more than 10% of the last complete fiscal year's net revenue collections for the General Revenue Fund.  Monies in the BSF may be transferred to the General Revenue Fund to offset a deficit therein or to provide emergency funding, including payment of up to $38 million with respect to certain uninsured losses to State property.  Monies in this Fund are constitutionally prohibited from being obligated or otherwise committed for any other purpose.  Any withdrawals from the BSF must be restored from general revenues in five equal annual installments, unless the Legislature establishes a different restoration schedule.

The rate of growth in State revenues in a given fiscal year is limited to no more than the average annual growth rate in personal income over the previous five years. Revenues have never exceeded the limitation. Revenues collected in excess of the limitation are to be deposited into the BSF unless two-thirds of the members of both houses of the Legislature vote to raise the limit. The actual general revenue collections for Fiscal Year 2003-2004 were $21.82 billion, and $25 billion for Fiscal Year 2004-2005, 14.4% increase from Fiscal Year 2003-2004. General Revenues are estimated to increase by 5.8% to $26.41 billion in Fiscal Year 2005-2006, and by another 1.2% to $26.72 billion in Fiscal Year 2006-2007.

Sales and Use Tax. The largest single source of tax receipts in the State is the sales and use tax. It is a uniform tax upon either the sale of tangible personal property at retail or its use irrespective of where it may have been purchased. The sales tax is 6% of the sales price of tangible property sold at retail in the State, and the use tax is 6% of the cost price of tangible personal property used or stored for use in the State. In addition, local governments may (by referendum) assess a 0.5% or 1% discretionary sales surtax within their county.

The sales tax is also levied on the following: (1) rental of tangible personal property; (2) rental of transient lodging and non-residential real property; (3) admissions to places of amusement, most sports and recreation events; (4) non-residential utilities (at a 7% rate); and (5) restaurant meals. A number of legislative exemptions exist, and the Legislature may waive the tax from time to time in certain instances.

Receipts of the sales and use tax, with the exception of the tax on gasoline and special fuels, are credited to the General Revenue Fund, the Solid Waste Management Trust Fund, or counties and cities. Legislation was enacted in 2000 that provides that 2.25% of sales tax receipts are to be deposited in the Revenue Sharing Trust Fund for Counties in lieu of intangible personal property taxes that were so distributed under prior law. Sales tax receipts credited to the General Fund were $15.8 billion for Fiscal Year 2003-2004 and $17.6 billion for Fiscal Year 2004-2005 (an increase of 11.6%). Sales tax receipts are estimated at $19.1 billion for Fiscal Year 2005-2006 (an increase of 8.5%) and $19.8 billion (an increase of 3.7%) for Fiscal Year 2006-2007.

Motor Fuel Tax. The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State General Revenue Fund. Taxes on motor fuels (gasoline and diesel fuel) include several distinct fuel taxes: (1) the State sales tax on motor fuels, levied at 6% of the average retail price per gallon of fuel, not to fall below 6.9¢ per gallon; (2) the State excise tax of 4¢ per gallon of motor fuel, with proceeds distributed to local governments; (3) the State Comprehensive Enhanced Transportation System tax, which is levied at a rate in each county equal to two-thirds of the sum of the county's local option motor fuel taxes; (4) aviation fuel, which air carriers may choose to be taxed at 6.9¢ per gallon or 8% of the retail price of fuel, not to be less than 4.4¢ per gallon; and (5) local option motor fuel taxes, which may range between 1¢ to 12¢ per gallon. Most of the proceeds of the sales tax on motor fuels are deposited into the State Transportation Trust Fund for road maintenance and construction. The 2004 Legislature enacted a measure reducing the sales tax on motor fuels by 8¢ per gallon during the month of August 2004. An appropriation of $58 million was made from the General

Revenue Fund to compensate for the revenue reduction.  Revenue from motor fuel tax collections in Fiscal Year 2004-2005 was $1.67 billion.

Alcoholic Beverage Tax.  The State's alcoholic beverage tax is an excise tax on beer, wine and liquor.  Two percent of collections are deposited into the Alcoholic Beverage and Tobacco Trust Fund, and the Children and Adolescent Substance Abuse Trust Fund receives 9.8%, while the remainder of revenues is deposited into the General Revenue Fund.  Receipts from the beverage tax and licenses were $572.5 million for Fiscal Year 2003-2004 and $575.7 million for Fiscal Year 2004-2005 (an increase of 0.6%).  Receipts from the beverage tax and licenses are estimated at $593.2 million for Fiscal Year 2005-2006 (an increase of 3%) and $610.8 million for Fiscal Year 2006-2007 (an increase of 3%).

Corporate Income Tax.  The State collects a tax on the net income of corporations, organizations, associations and other artificial entities for the privilege of conducting business, deriving income or existing within the State.  The tax is levied at a rate of 5.5% of net corporate income, less a $5,000 exemption.  Net income is defined as that share of adjusted Federal income that is apportioned to the State.  All receipts of the corporate income tax are credited to the General Revenue Fund.  Receipts from this source were $1.34 billion for Fiscal Year 2003-2004  and $1.73 billion for Fiscal Year 2004-2005 (an increase of 28.6%).  Estimates for Fiscal Year 2005-2006 are $2.2 billion (an increase of 26.7%) and $2.25 billion for Fiscal Year 2006-2007 (an increase of 2.9%).

Documentary Stamp Tax.  Deeds and other documents relating to realty are taxed upon execution or recording at 70¢ per $100 of consideration.  Corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments and retail charge accounts are taxed upon issuance or renewal at 35¢ per $100 of face value, or actual value if issued without face value.  The 2005 Legislature enacted growth management legislation which redirects to trust funds $750 million of Documentary Stamp Tax Collections which otherwise would have gone into the General Revenue Fund.  Documentary stamp tax receipts were $1.18 billion for Fiscal Year 2003-2004 and $1.6 billion for Fiscal Year 2004-2005 (an increase of 35.6%).  Estimates for Fiscal Year 2005-2006 are $1.18 billion (a decrease of 26.1%) and $865 million for Fiscal Year 2006-2007 (a decrease of 26.9%).

Intangible Personal Property Tax.  This tax is levied on two distinct bases:  (1) stocks, bonds, notes, governmental leaseholds, interests in limited partnerships registered with the Securities and Exchange Commission, and other miscellaneous intangible personal property are currently taxed at an annual rate of 1 mill; and (2) mortgages and other obligations secured by liens on State realty are taxed with a non-recurring 2 mill tax.  Obligations issued by the State or local governmental entities in the State, or by the Federal government, are exempt from such taxation.

The Department of Revenue uses part of the proceeds for administrative costs.  Of the remaining tax proceeds, 33.5% is distributed to the County Revenue Sharing Trust Fund and 66.5% is distributed to the General Revenue Fund.  Receipts from this source were $795 million for Fiscal Year 2003-2004 and $981.1 million for Fiscal Year 2004-2005 (an increase of 23.4%). Estimates are $1 billion for Fiscal Year 2005-2006 (an increase of 6.2%) and $889 million for Fiscal Year 2006-2007 (a decrease of 14.6%).

Estate Tax. A tax was imposed on decedents' estates for the privilege of transferring property at death. The State Constitution limited the tax on estates of resident decedents to the aggregate amount allowable as a credit against or a deduction from any similar tax levied by the United States or any other state. Thus, the State estate tax on resident decedents did not increase the total tax liability of the estate. Reduction or elimination of the Federal estate tax could reduce the amount of such taxes collected at the State level. The tax on estates of nonresident decedents was equal to the amount allowable as a credit against Federal estate tax for State death taxes paid multiplied by the ratio of the value of the property taxable in the State over the value of the entire gross estate.

All receipts of the estate tax used to be credited to the General Revenue Fund. Estate tax receipts were $382.7 million for Fiscal Year 2003-2004 and $324.4 million for Fiscal Year 2004-2005 (a decrease of 15.2%). Estimates are at $63.1 million for Fiscal Year 2005-2006 (a decrease of 80.5%). Due to changes in the Federal tax law, Florida's estate tax is expected to be eliminated in Fiscal Year 2006-07.

Gross Receipts Tax. The gross receipts tax is currently imposed at a rate of 2.5% of the gross receipts of providers of electricity, natural gas and telecommunications services. Telecommunications services are subject to a unified Telecommunications Services Tax, a portion of which is collected with the gross receipts tax at revenue-neutral rates. All gross receipts tax collections are credited to the Public Education Capital Outlay and Debt Service Trust Fund. The potential impact of electric utility deregulation on gross receipts tax collections cannot be determined at this time.

Communications Services Tax. The communications services tax is imposed on retail sales of communications services that originate and terminate in the State, or originate or terminate in the State and are billed to a State address. Communications services include all forms of telecommunications previously taxed by the gross receipts tax plus cable television and direct-to-home satellite service. The communications services tax replaced certain sales and use taxes and gross receipts taxes, at revenue-neutral rates. Communications services tax receipts are included in sales tax and gross receipts tax collections, as appropriate.

Other State Taxes. To the extent not pre-exempted to the Federal government, the State levies a one-time excise tax on cigarettes, at rates based on their weight and package quantity, and on other tobacco products at the rate of 25% of the wholesale price. The State also imposes a tax on racing and jai-alai admissions, and on contributions to pari-mutuel pools, or "handle." Tobacco tax receipts were $276.2 million for Fiscal Year 2003-2004 and $287.4 million for Fiscal Year 2004-2005 (an increase of 4.1%). Estimates are at $273.2 million for Fiscal Year 2005-2006 (a decrease of 4.9%) and $278.5 million for Fiscal Year 2006-2007 (an increase of 1.9%). Pari-mutuels tax receipts were $23.7 million for Fiscal Year 2003-2004 and $18.4 million for Fiscal Year 2004-2005 (a decrease of 22.4%). Estimates are at $18.5 million for Fiscal Year 2005-2006 (an increase of 0.5%) and $17.2 million for Fiscal Year 2006-2007 (a decrease of 7%).

Insurance premiums received by insurers are generally taxed at 1.75% of such receipts, adjusted for return premiums and subject to credits for certain other taxes paid by the insurers. Insurance premium tax receipts were $492.1 million for Fiscal Year 2003-2004 and $545.7 million for Fiscal Year 2004-2005 (an increase of 10.9%), and are estimated at $626.1 million for Fiscal Year 2005-2006 (an increase of 14.7%) and $674.3 million in Fiscal Year 2006-2007 (an increase of 7.7%).

State Non-Tax Revenue Sources.

*Tobacco Litigation Settlement.*  As a result of settling litigation by the State against the tobacco industry in 1997, the State expects to receive more than $13 billion over 25 years. Payments are subject to adjustment for various factors, including inflation and tobacco product sales volume.  Proceeds of the settlement are expected to be used for children's health care coverage and other health-related services to reimburse the State for medical expenses, for improvements in State efforts to reduce sales of tobacco products to minors, and to promote production of reduced risk tobacco products.

As of June 30, 2005, the State has received approximately $4.6 billion from the settlement.  A portion of the tobacco settlement revenues have been deposited in the Lawton Chiles Endowment Fund to provide a perpetual source of funding for health and human services for children and elders, and for biomedical research activities.  As of June 30, 2005, the value of the endowment was approximately $1.87 billion.

*Lottery.*  In order to provide additional funding for education, the 1987 State Legislature created the Department of the Lottery to operate a State Lottery.   Revenues generated by the State Lottery are used to pay prizes, fund the Educational Enhancement Trust Fund and pay for the administrative cost of operating the lottery.  As of June 30, 2005, net assets totaled $205.52 million.

State Indebtedness

As a general rule, bonds of the State or its agencies are issued by the Division of Bond Finance.  The State debt fiscal responsibility policy establishes debt service to revenues as the benchmark debt ratio to estimate future debt capacity, using a target ratio of 6% and a cap of 7%.  Total State debt outstanding is separated into net tax-supported debt and self-supporting debt.  Net tax-supported debt is repaid by the State from a specified tax revenue source or general appropriation of the State.  Self-supporting debt is reasonably expected to be repaid from project revenue or loan repayments.  Some, but not all, of State debt is additionally secured by the full faith and credit of the State.  As of June 30, 2005 the State had approximately $17.46 billion in net tax-supported debt outstanding and approximately $5 billion in self-supporting debt outstanding, for a total of approximately $22.46 billion of outstanding State debt obligations.

State Full Faith and Credit Debt.  The State Constitution authorizes the issuance of bonds pledging the full faith and credit of the State to finance or refinance State capital outlay projects upon approval by vote of the electors, provided that the outstanding principal amount may not exceed 50% of total State tax revenues for the two preceding fiscal years.  There are currently no bonds outstanding under this authorization.

All of the State's full faith and credit debt that is outstanding has been issued under separate constitutional authority, which also authorizes the pledge of a dedicated tax or other revenue source as well.  Such debt includes bonds for pollution control and abatement and solid waste disposal (operating revenues, assessments); right-of-way acquisition and bridge

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construction (motor fuel or special fuel taxes); public education capital outlay (gross receipts tax); roads within a county (second gas tax); and school districts or community colleges (motor vehicle license revenues). Although these bonds are not subject to the above-referenced debt limitation, each program has debt service coverage tests that must be met prior to issuance.

State Revenue Bonds. The State Constitution authorizes the issuance of bonds to finance or refinance State capital outlay projects that are payable from funds derived directly from sources other than State tax revenues. Bonds outstanding under this authorization include financings for the State University System, individual universities, public schools, State owned office facilities and toll roads. The State Constitution specifically authorizes the issuance of bonds to fund student loans; to finance housing; to refund outstanding bonds at a lower net interest cost; and for the purposes of conservation, outdoor recreation, water resource development, restoration of natural systems or historic preservation. Bonds are also outstanding which are payable from documentary stamp tax receipts for conservation and recreation purposes.

Other Obligations. Although most debt of the State or its agencies is issued through the Division of Bond Finance, there are other entities that issue bonds or incur other long-term obligations that are secured by State revenues. These include the Florida Housing Finance Corporation, the Florida Ports Financing Commission, the Correctional Privatization Commission, the Department of Corrections, the Department of Juvenile Justice, the Department of Children and Families, the Florida Hurricane Catastrophe Fund Finance Corporation, the Inland Protection Financing Corporation and the Investment Fraud Restoration Financing Corporation. The Legislature has also dedicated 2.59% of tobacco tax receipts to be pledged to secure bonds issued by the City of Tampa. The City of Tallahassee has recently issued bonds to finance relocation a school of Florida State University. The State Comptroller has also entered into a consolidated equipment financing program for State agencies, which is subject to annual appropriation.

In 2000, the Legislature authorized the creation of the Tobacco Settlement Financing Corporation, with the power to issue up to $3 billion in revenue bonds (not to exceed $1.5 billion annually) in order to purchase the State's interest in the tobacco litigation settlement agreement, but no bonds have been approved by the Legislature or issued by the corporation. The Legislature also created the Florida Water Pollution Control Financing Corporation to finance State projects authorized under the Federal Clean Water Act. The principal amount of such bonds that may be issued may not exceed $300 million in any fiscal year.

Ratings. As of June 30, 2005, Florida maintained a high bond rating from Moody's (Aa1), S&P (AAA), and Fitch (AA+) on all state general obligation bonds.

Litigation

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Due to its size and broad range of activities, the State is involved in numerous routine legal actions. The departments involved believe that the results of such litigation, pending or anticipated, will not materially affect the State's financial position.

*Sarnoff v. Department of Highway Safety and Motor Vehicles.* This suit alleges the improper setting of the fee for the motor vehicle inspection program. Plaintiffs challenge the constitutionality of State statutes, which impose a $10.00 fee on the emissions inspection of automobiles in 7 of the State's 67 counties. Plaintiffs were granted class certification by the trial court, which was subsequently reversed by the appellate court in 2001. The State Supreme Court affirmed the appellate court's holding that the plaintiffs should have first sought administrative relief and granted summary judgment for the State. The Plaintiffs appealed to the Federal district court, which affirmed the holding on January 18, 2005 and later denied the Plaintiffs motion for clarification and a request for a written order. The State prevailed on all of the issues in the case.

*Traylor Brothers, Inc. v. Department of Transportation.* The Department of Transportation ("DOT") contracted with Traylor Brothers to construct a "signature" bascule bridge over the Intercoastal Waterway in Fort Lauderdale. Traylor Brothers has sued the DOT for breach of contract. Mediation was held in March 2005. During mediation, the DOT negotiated a settlement of all outstanding claims for $11.5 million.

*Rendon v. Florida Department of Highway Safety and Motor Vehicles, etc., et al.* The plaintiffs (persons covered by the Americans with Disabilities Act ("ADA")), in a certified class action suit, seek a declaratory judgment that State statutes violate the ADA in that the surtax charged for a disabled parking permit is illegal. Issues include the right to proceed with refund claims when no one has applied for a refund claim. The trial court held that the State statute violated the ADA. The State appealed to the Federal district court, which reversed the trial court's decision and remanded with direction to grant the DOT's motion for summary judgment based on the sovereign immunity afforded the State. The plaintiffs petitioned the State Supreme Court for review, which was subsequently denied in 2003. The plaintiffs then petitioned the U.S. Supreme Court for review, which was granted. The Court vacated the lower court ruling and remanded the case back to the district court for further consideration in light of other recent related rulings in 2004. Oral argument was held in January 2005 and a decision is still pending. Estimated potential loss to the State is in excess of $35 million.

*AT&T Corporation v. Florida Department of Transportation.* This is an inverse condemnation suit regarding an easement granted to AT&T Corporation by the DOT. The case is set for trial in October 2006. The potential liability to the State is $26 million.

*Florida Gas Transmission Company v. Florida Department of Transportation.* Plaintiff has filed a breach of contract suit for alleged failure and refusal of reimbursement for the relocation of its natural gas pipelines. Trial is set for June 13, 2006 and discovery is ongoing. The plaintiff seeks recovery of $160 million.

*Modern, Inc. and First Omni Service Corporation v. Florida Department of Transportation, U.S. Fish and Wildlife Services, and St. Johns River Water Management*

*District.*  This is a suit for inverse condemnation by flooding.  A mediation date is being coordinated.  The Court has reset trial for August 14, 2006, with pretrial for July 20, 2006.  The plaintiffs seek damages of $34 million.

*Smith & Company, Inc., v. Florida Department of Transportation.*  This breach of contract suit has been dismissed.  The DOT, however, filed suit on January 21, 2004 for liquidating damages of $1.6 million.  The plaintiff filed a counterclaim for $50 million raising the same issues as those in the dismissed case.  Mediation was held on December 22, 2005, without resolution.  A trial date has been set in May 2006.

*ContractPoint Florida Parks, LLC, v. Florida Department of Environmental Protection.*  This is a suit for breach of contract with the Department of Environmental Protection ("DEP") that would have allowed the plaintiffs to build, manage, and receive income from cabins in eight State parks for thirty years.  Trial was held in August 2005.  The jury found that the DEP was in breach of contract and was liable for $628,543 for out-of-pocket expenses, but that the DEP was not entitled to $61 million it had claimed for lost profits.  The DEP informed the plaintiff that it has no appropriation to pay the judgment and that the DEP must pursue a claims bill.  The court awarded the plaintiff $16,000 in court costs, which the DEP has paid.

*Gulf Services, Inc., and Nature Quest, Inc., v. Florida Department of Environmental Protection.*  This breach of contract case was filed in 2004 for breach of contract, wrongful termination and civil conspiracy against the DEP and ten of its employees.  In 2005, the court dismissed the complaint and the defendants seek attorney's fees and costs as prevailing parties.  The plaintiffs filed an amended complaint for breach of contract against the DEP, which was dismissed on January 19, 2005.  A second amended complaint was filed on January 30, 2006, in which certain plaintiffs alleges monetary damages of $80 million.

*Kevin Rabin, Ruth Sinreich and Michael Roberts (formerly Citrix Systems, Inc.) v. Department of Revenue.*  The Department of Revenue ("DOR") issued a corporate income tax assessment against Citrix Systems, Inc. ("Citrix").  Citrix responded by filing an action in county court contesting the assessment and asserting that Florida sales and use taxes are facially unconstitutional because they impose tax liabilities on transactions involving communication of information or on businesses and individuals who are recipients of information.  Citrix and the plaintiffs sought to create a class action asserting that all taxes are a facial violation of their First Amendment rights, and Citrix has since withdrawn its claims.  The trial court granted the DOR's motion to transfer venue.  The remaining plaintiffs' appeal on the motion to transfer was denied by the appellate court.  Plaintiffs sought discretionary review by the State Supreme Court, which was denied in April 2005.  The potential loss to the State could be in excess of $25 million.  A hearing was set for March 20, 2006, on the DOR renewed motions to dismiss and seek sanctions.

*General Motors Corporation v. Department of Revenue.*  Plaintiff has challenged whether use tax should be imposed on the tangible personal property used in certain repairs under State statutory provisions. The total tax, penalty, and interest at stake exceed $30 million.

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*DirecTV, Inc., v. Florida Department of Revenue and Ogborn v. Florida Department of Revenue.* These related complaints seek to determine whether differences in State tax rates on cable and satellite television constitute Constitutional violations of the commerce clause and equal protection clause. DirecTV seeks a refund and injunction and Ogborn seeks class certification for customers. The total refund claim exceeds $107 million.

*SunTrust Bank v. Florida Department of Revenue, Chrysler Financial Co., LLC v. Florida Department of Revenue, Wells Fargo Financial Acceptance Florida, Inc., v. Florida Department of Revenue, Arcadia Financial Ltd., v. Florida Department of Revenue, Wells Fargo Financial America, Inc., v. Florida Department of Revenue, WFS Financial, Inc., v. Florida Department of Revenue.* The DOR denied requests by the plaintiffs for refunds on sales tax paid. Plaintiffs' refund claims exceed $30 million. On December 6, 2005, the court issued an order of final summary judgment in favor of the DOR against SunTrust. The DOR received SunTrust's notice of appeal on December 28, 2005.

*American Habilitations Services, Inc. et. al. v. Agency for Health Care Administration.* The plaintiffs, 28 providers of services for developmentally disabled Medicaid recipients, seek declaratory and injunctive relief concerning unilaterally imposed rate reductions. Discovery is currently in progress. Trial is set for January 30, 2006. The potential exposure of the claim is estimated to be $30 million in Medicaid funds.

*Kindred Pharmacy Services East, LLC, et. al. v. Agency for Health Care Administration.* The plaintiffs, eight pharmacies, filed a breach of contract claim and seek a declaratory judgment against the Agency, alleging that the Agency did not properly reimburse providers for prescription drugs provided under the Medicaid program. Plaintiffs seek compensatory damages, declaratory relief and attorneys' fees. The lawsuit was filed in June 2004, the plaintiffs have amended their complaint twice and discovery is ongoing for all parties. The estimated exposure of the claim is up to $50 million. The Agency is considering filing a counterclaim for as much as $60 million.

*Collier v. State of Florida.* This is a challenge to Florida's former practice of releasing driver's license information to bulk mailers. Until October 2004, this information was public record. The plaintiffs contend that Federal law prohibits the disclosure of such information, even though State law required its disclosure. The plaintiffs sought class certification and damages. In October 2004, the State filed a motion to dismiss the case, which was recently granted on the inverse condemnation, declaratory judgment, and injunctive relief claims. The plaintiff was allowed to file an amended complaint on the privacy claim. On September 19, 2005, the State's motion to dismiss was granted and the plaintiffs' complaint was dismissed with prejudice. This decision has been appealed by the plaintiffs, who seek damages in excess of $25 million.

*Collier v. Dickenson.* This is the Federal companion case to *Collier v. State of Florida.* In this action, the plaintiffs proceeded under Federal causes of action under the Federal Driver Privacy Protection Act, and are seeking damages from several State officials and employees. A motion to dismiss was filed, which the court dismissed without prejudice to refile in April 2005 after limited discovery on the State's claim of qualified immunity. Another motion to dismiss was filed recently and the case is still pending.  Plaintiffs seek damages in excess of $25 million.

*Boccia, et al. v. UB Vehicle Leasing Inc., Florida Department of Revenue, et al., and Penzer, et al. v. Ford Motor Credit Company, Florida Department of Revenue, et al.*  Both cases are class action refund cases that involve charges by automobile leasing companies for excess mileage, wear and tear, and taxation.  The size of the potential class is uncertain, but the potential loss to the State could exceed $25 million.

APPENDIX B

Rating Categories

Description of certain ratings assigned by S&P, Moody's and Fitch:

**S&P**

<u>Long-term</u>

**AAA**
An obligation rated 'AAA' has the highest rating assigned by S&P.  The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

**AA**
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.  The rating 'AA' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within this rating category.

<u>Short-term</u>

**SP-1**
Strong capacity to pay principal and interest.  An issue determined to possess a very strong capacity to pay debt service is given a plus sign (+) designation.

**SP-2**
Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

<u>Commercial paper</u>

**A-1**
This designation indicates that the degree of safety regarding timely payment is strong.  Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

**A-2**
Capacity for timely payment on issues with this designation is satisfactory.  However, the relative degree of safety is not as high as for issues designated 'A-1.'

**Moody's**

<u>Long-term</u>

**Aaa**
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

**Aa**
Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

Moody's applies numerical modifiers 1, 2, and 3 to the 'Aa' generic rating classification. The modifier 1 indicates that the obligation ranks in the higher end of the rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of the rating category.

<u>Prime rating system (short-term)</u>

Issuers rated **Prime-1** (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

> Leading market positions in well-established industries.

> High rates of return on funds employed.

> Conservative capitalization structure with moderate reliance on debt and ample asset protection.

> Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

> Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated **Prime-2** (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more

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subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

MIG/VMIG--U.S. short-term

Municipal debt issuance ratings are designated as Moody's Investment Grade (MIG) and are divided into three levels -- MIG 1 through MIG 3.

The short-term rating assigned to the demand feature of variable rate demand obligations (VRDOs) is designated as VMIG.  When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

**MIG 1/VMIG1**
This designation denotes superior credit quality.  Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

**MIG 2/VMIG 2**
This designation denotes strong credit quality.  Margins of protection are ample, although not as large as in the preceding group.

**Fitch**

Long-term investment grade

**AAA**
**Highest credit quality.** 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

**AA**
**Very high credit quality.** 'AA' ratings denote a very low expectation of credit risk.  They indicate very strong capacity for timely payment of financial commitments.  This capacity is not significantly vulnerable to foreseeable events.

Short-term

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

**F1**
**Highest credit quality**. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

**F2**

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**Good credit quality**. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

A plus (+) or minus (-) sign designation may be appended to the 'AA' or F1 rating to denote relative status within the rating category.